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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                          For the month of October 2007

                            -----------------------

                                   JACADA LTD.
                 (Translation of registrant's name into English)

                            -----------------------


                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F |X|  Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|

                                   JACADA LTD.
                           11 Galgalei Haplada Street
                             Herzliya 46722, Israel

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                        To be held on November 29, 2007


                                                                Herzliya, Israel
                                                                October 25, 2007

TO THE SHAREHOLDERS OF JACADA LTD.:

     NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the "Meeting") of Jacada Ltd., a company formed under the laws of the State of Israel (the "Company"), shall be held on Thursday, November 29, 2007 at 09:00 a.m. (Israel time), at the offices of the Company, 11 Galgalei Haplada Street, Herzliya 46722, Israel, for the following purposes:

1. To re-elect Mrs. Naomi Atsmon to the Board of directors of the Company (the "Board") to serve as a Class II Director and as an External Director (as defined in the Israeli Companies Law -- 1999) (the "Companies Law") for a term of three years;

2. To re-elect Mr. Dan Falk to the Board to serve for an additional term of one year;

3. To approve the extension of the Company's existing employment agreement with Mr. Gideon Hollander, the Company's Chief Executive Officer and director;

4. To approve the grant of options to purchase Company's ordinary shares to certain Company directors;

5. To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2007 and for such additional period until the next Annual Shareholders' Meeting, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board;

6. To transact such other business as may properly come before the Meeting or any adjournments of the Meeting.

     Only shareholders of record at the close of business on October 20, 2007 are entitled to notice of the Meeting and to vote at the Meeting. Please vote your Ordinary Shares by completing, signing, dating and mailing the enclosed proxy card in the accompanying postage prepaid envelope. This will assure that your ordinary shares are represented at the Meeting if you are unable to attend the Meeting in person.


     By Order of the Board of Directors,


     Yossie Hollander
     Chairman of the Board of Directors

                                   JACADA LTD.
                           11 Galgalei Haplada Street
                             Herzliya 46722, Israel

                            -----------------------

                                PROXY STATEMENT

                            -----------------------

                         Annual Meeting of Shareholders

                            -----------------------

     This Proxy Statement is furnished to the holders (the "Shareholders") of Ordinary Shares, par value NIS 0.01 each (the "Ordinary Shares") of Jacada Ltd. (the "Company"), in connection with the solicitation by the Board of proxies for use at the Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting"), or any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Thursday, November 29, 2007 at 09:00a.m. (Israel time) at the offices of the Company, 11 Galgalei Haplada Street, Herzliya 46722, Israel.

1. To re-elect Mrs. Naomi Atsmon to the Board of directors of the Company (the "Board") to serve as a Class II Director and as an External Director (as defined in the Israeli Companies Law -- 1999) (the "Companies Law") for a term of three years;

2. To re-elect Mr. Dan Falk to the Board to serve for an additional term of one year;

3. To approve the extension of the Company's existing employment agreement with Mr. Gideon Hollander, the Company's Chief Executive Officer and director;

4. To approve the grant of options to purchase Company's ordinary shares to certain Company directors;

5. To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2007 and for such additional period until the next Annual Shareholders' Meeting, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board;

6. To transact such other business as may properly come before the Meeting or any adjournments of the Meeting.

     The Board has fixed the close of business on October 20, 2007 as the record date (the "Record Date") for the determination of the holders of the Ordinary Shares entitled to notice of the Meeting and to vote at the Meeting. Each such Shareholder will be entitled to one vote for each Ordinary Share held on all matters to come before the Meeting and may vote in person or by proxy by completing, signing and dating the enclosed proxy card and returning it in the enclosed postage prepaid envelope or as indicated on the proxy card. At the close of business of the Record Date, there were 20,544,395 Ordinary Shares entitled to vote.

     This Proxy Statement and the accompanying form of proxy card are first being sent to holders of the Ordinary Shares on or about October 25, 2007.


     Shareholders may revoke the authority granted by their execution of proxies at any time before those proxies are voted by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above.

THE MEETING

Date, Time and Place

     The Meeting will be held on Thursday November 29, 2007 at 09:00 a.m. (Israel time) at the offices of the Company, 11 Galgalei Haplada Street, Herzliya 46722, Israel.

Matters to Be Considered

     At the Meeting, Shareholders will be asked to consider and vote (1) to re-elect Mrs. Naomi Atsmon to the Board to serve as a Class II Director and as an External Director for a term of three years, (2) to re-elect Mr. Dan Falk to the Board to serve for an additional term of one year, (3) to approve the extension of the Company's existing employment agreement with Mr. Gideon Hollander, the Company's Chief Executive Officer and director, (4) to approve the grant of options to purchase Company's ordinary shares to certain Company directors, and (5) to re-appoint the independent auditors and to authorize the Board to fix the remuneration of the independent auditors in accordance with the volume and nature of their services. See "RE-ELECTION OF DIRECTOR", "RE-ELECTION OF UNCLASSIFIED DIRECTOR", "EXTENSION OF THE COMPANY'S EXISTING EMPLOYMENT AGREEMENT WITH MR. GIDEON HOLLANDER", "GRANT OF OPTIONS TO PURCHASE COMPANY'S ORDINARY SHARES TO COMPANY DIRECTORS" and "RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION".

     The Board knows of no matters that are to be brought before the Meeting other than as set forth in this Proxy Statement. If any other matters properly come before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy or their substitutes will vote in accordance with their best judgment on such matters.

Record Date; Ordinary Shares Outstanding and Entitled to Vote

     Shareholders as of the Record Date (i.e., the close of business on October 20, 2007) are entitled to notice of the Meeting and to vote at the Meeting. As of the Record Date, there were 20,544,395 Ordinary Shares outstanding and entitled to vote, with each Ordinary Share entitled to one vote.

Quorum

     Pursuant to the Company's Articles of Association, the presence, in person or by proxy, of at least two shareholders entitled to vote upon the business to be transacted at the Meeting and holding or representing more than 33(1)++3% of the outstanding voting power of the Company is necessary to constitute a quorum at the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until December 6, 2007 at 9:00 A.M. at the same location as the adjourned meeting. If a quorum is not present at the second meeting within half an hour from the appointed time, then, subject to applicable law, any two or more Shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened.

Voting and Revocation of Proxies

     Shareholders are requested to vote by proxy by completing, signing, dating and promptly returning the proxy card in the enclosed postage prepaid envelope.

     Ordinary Shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein. If instructions are not given, proxies will be voted for re-election of the Mrs. Naomi Atsmon as an External Director, for the re-election of Mr. Dan Falk to the Board of Directors for an additional term of one year, for the extension of the Company's existing employment agreement with Mr. Gideon Hollander, for the approval of the grant of options to purchase Company's ordinary shares to Company directors and for the appointment of independent auditors named herein and authorizing the Board to fix their remuneration.

     Voting instructions are provided on the proxy card. If your Ordinary Shares are held in the name of a bank or broker, follow the voting instructions on the form you receive from your record holder. If a Shareholder neither returns a signed proxy card nor attends the Meeting and votes in person, his or her Ordinary Shares will not be voted.

     Any proxy signed and returned by a Shareholder may be revoked at any time before it is exercised by giving written notice of revocation to the Secretary of the Company, at the address of the Company set forth herein, by executing and delivering a later-dated proxy or by voting in person at the Meeting. If your shares are held in "street name", you must get a proxy from your broker or bank in order to attend the Meeting and vote. Attendance without voting at the Meeting will not in and of itself constitute revocation of a proxy.

Proxy Solicitation

     The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and other employees of the Company may solicit proxies from Shareholders by telephone, telegram, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of Ordinary Shares held of record by them, and such custodians will be reimbursed for their reasonable expenses.

RE-ELECTION OF DIRECTOR

     In accordance with the terms of the Company's Articles of Association, the Board is divided into three classes and the term of the office of the Class II Directors expires on the date of this Meeting. According to the Companies Law, External Directors may be appointed for two 3-year terms. Under the amended regulations promulgated under the Companies Law, External Directors of companies whose shares are also registered for trading outside of Israel may be elected for additional 3-year periods (in excess of the original 6-year period) subject to certain requirements.

     At the Meeting, it is intended that proxies will be voted for the re-election of the Class II Director, Mrs. Naomi Atsmon (other than those directing the proxy holders not to vote for the listed nominee). Mrs. Atsmon currently serves as a director of the Company, and, if elected, she shall hold office for an additional three years, until the third Annual General Meeting following this Meeting, unless her office is earlier vacated under any relevant provision of the Articles of Association and/or the Companies Law. Mrs. Naomi Atsmon qualifies as External Director according to the Companies Law.

     In accordance with such regulations promulgated under the Companies Law, the Company's Board and Audit Committee have determined that in light of Mrs. Atsmon's expertise and her special contribution to the work of the Company's Board and Audit Committee, the appointment of Mrs. Atsmon for an additional 3-year term is for the benefit of the Company.

The Proposed Director

     Naomi Atsmon has served as a director of the Company since June 2001. In addition, Mrs. Atsmon has served as a director of Clicksoftware Technologies Ltd. (NASDAQ: CKSW) since May 2003. Ms. Atsmon served as a Division President of Amdocs Ltd., a provider of information system solutions to communications companies, from July 1997 to December 2002. From 1994 until 1997, Ms. Atsmon served as a vice president at Amdocs Ltd. Ms. Atsmon held various positions at Amdocs since 1986.

     The Board will present the following resolution at the Meeting:

          "RESOLVED, that Mrs. Naomi Atsmom be, and she hereby is, re-elected to serve as an External Director of the Company for an additional term of three years, until the third Annual General Meeting following this Meeting."

     For the foregoing resolution to be adopted, it must be approved by the affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon provided that either (i) such a majority includes at least a third of the shareholders present and voting who do not qualify as Controlling Shareholders (as such term is defined in the Companies Law); or (ii) the aggregate number of shares held by non-Controlling Shareholders voting at the meeting against such election does not exceed one percent (1%) of the outstanding voting rights of the Company. Consequently, only Ordinary Shares that are voted in favor of the resolution will be counted toward the achievement of a majority. Ordinary Shares present at the Meeting that are not voted for the approval of the resolution or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the resolution (including broker non-votes) will not be counted toward the proposed resolution's achievement of a majority.

     The Board recommends a vote FOR the proposal to re-elect Mrs. Naomi Atsmon as a director.

RE-ELECTION OF UNCLASSIFIED DIRECTOR

     In accordance with the Company's Articles of Association, in addition to the three classes into which the Board of Directors is divided, the Shareholders may elect an additional unclassified director to serve on the Company' Board of Directors for 1-year terms. At the Meeting, it is intended that proxies will be voted for the re-election of Mr. Dan Falk to the Board of Directors of the Company to serve as an Unclassified Director (other than those directing the proxy holders not to vote for the listed nominee). If re-elected, Mr. Falk shall hold office for one year, until the Annual General Meeting following this Meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association and/or the Companies Law.

The Proposed Director

     Mr. Dan Falk has served as a director of the Company since August 2004. Mr. Falk serves as a member of the boards of directors of Orbotech Ltd., Attunity Ltd., Nice System Ltd., Orad Hi-Tech Systems Ltd., Netafim Ltd., Ormat Technologies Inc., ClickSoftware Technologies Ltd., Poalim Ventures 1 Ltd., Dmatek Ltd., Plastopil Ltd. and Nova Measuring Systems Ltd. In 1999 and 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V. From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank.

     The Board will present the following resolution at the Meeting:

          "RESOLVED, that Mr. Dan Falk be, and he hereby is, re-elected to serve as an Unclassified Director of the Company for an additional term of one year, until the Annual General Meeting following this Meeting."

     The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the resolution above. Ordinary Shares present at the Meeting that are not voted for the proposed re-election of Mr. Dan Falk to the Board, and also are not voted against it or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the proposed re-election (including broker non-votes) will not be counted toward the proposed resolution's achievement of a majority.

     The Board recommends a vote FOR the proposal to re-elect the above-named as an Unclassified Director.

     EXTENSION OF THE COMPANY'S EXISTING EMPLOYMENT AGREEMENT WITH MR. GIDEON HOLLANDER

     Under the Companies Law, the terms of compensation to Directors of the Company, whether in their capacity as Directors or otherwise, require shareholder approval. Mr. Hollander, the Company's Chief Executive Officer and Director, entered into an employment agreement with the Company on March 3, 1999. Such employment agreement was amended on October 1, 2001 and on October 4, 2004. At the Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the proposed resolution) will be voted for the approval of the extension of the Company's existing employment agreement with Mr. Gideon Hollander from year to year, such that his employment agreement shall be automatically renewed each year for an additional twelve (12) month term unless either the Board or Mr. Gideon Hollander terminates the agreement (in accordance with the prior notice requirements of his existing employment agreement) prior to the expiration of the then current twelve (12) month period. A summary of the main terms of employment will be presented at the Meeting. The shareholders approved Mr. Hollander's employment agreement and the amendment thereto during the shareholder meetings held on August 4, 2002 and September 27, 2005. The minutes of such meetings can be accessed at http://www.jacada.com/investors under "SEC Filings".

     The Board of Directors will present the following Ordinary resolution at the Meeting:

          "RESOLVED, to approve the extension of the Company's existing employment agreement with Mr. Gideon Hollander, the Company's Chief Executive Officer, from year to year, such that the agreement shall be automatically renewed each year for an additional twelve (12) month term unless either the Board or Mr. Gideon Hollander terminates the agreement (in accordance with the prior notice requirements of his existing employment agreement) prior to the expiration of the then current twelve (12) month period."

     The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the resolution above. Ordinary Shares present at the Meeting that are not voted for the proposed resolution and also are not voted against it or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the proposed resolution (including broker non-votes) will not be counted toward the proposed resolution's achievement of a majority.

     The Board recommends a vote FOR the extension of the Company's existing employment agreement with Mr. Gideon Hollander.

GRANT OF OPTIONS TO PURCHASE COMPANY'S ORDINARY SHARES TO COMPANY DIRECTORS

     Under the Companies Law, the terms of compensation and grant of options to directors of the Company, whether in their capacity as directors or otherwise, require shareholder approval.

     At the Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the proposed resolution) will be voted for the approval of (i) grant of options to purchase 30,000 ordinary shares of the Company to any External Director who was appointed for a third three year term (currently being Mrs. Naomi Atsmon and Mr. Ohad Zukerman), and (ii) grant of options to purchase 30,000 ordinary shares of the Company to each one of Mr. Yossie Hollander and Mr. Dan Falk (collectively the "Options"). All such Option grants will be governed by the Company's stock option plans with (i) a vesting period of 3 years (provided that if Company is to be consolidated with or acquired by another entity or otherwise experience a change of control in a merger, sale of all or substantially all of the Company's shares or assets, then such Options which are outstanding and unvested at such time shall, immediately upon the consummation of such transaction, become fully vested and exercisable),
(ii) an exercise period until the second anniversary of the termination of such director's service with the Company and (iii) an exercise price equal to the fair market value of the Company's price per share on the date of the Shareholders Meeting. The Company has not granted options to such directors since 2003, other than to Mr. Dan Falk who was granted options upon his initial appointment in 2004.

     The proposed grant is deemed an interested party transaction under Israeli Law, which requires approval by the Company's audit committee, board and shareholders. The respective Company's directors have informed the Company of their personal interest in such transaction and the Company's audit committee and board of Directors have approved such Options grant in accordance with the provisions of the law.

     The Board will present the following resolution at the Meeting:

          "RESOLVED, to approve the grant of (i) options to purchase 30,000 ordinary shares of the Company to any External Director who was appointed for a third three year term (currently being Naomi Atsmon and Ohad Zukerman), and (ii) options to purchase 30,000 ordinary shares of the Company to each one of Yossie Hollander and Dan Falk (the "Options"). All such Option grants will be governed by the Company's stock option plans with (i) a vesting period of 3 years (provided that if Company is to be consolidated with or acquired by another entity or otherwise experience a change of control in a merger, sale of all or substantially all of the Company's shares or assets, then such Options which are outstanding and unvested at such time shall, immediately upon the consummation of such transaction, become fully vested and exercisable), (ii) an exercise period until the second anniversary of the termination of such director's service with the Company and (iii) an exercise price equal to the fair market value of the Company's price per share on the date of the Shareholders Meeting."

     The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the resolution above. Ordinary Shares present at the Meeting that are not voted for the proposed resolution and also are not voted against it or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the proposed resolution (including broker non-votes) will not be counted toward the proposed resolution's achievement of a majority.

     The Board recommends a vote FOR the approval of such options grants.

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION

     At the Meeting, it is intended that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, will be re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2007 and for such additional period until the next Annual Shareholders' Meeting and that the Board will be authorized by the Shareholders to fix the remuneration of the auditors in accordance with the volume and nature of their services. Pursuant to the U.S. Sarbanes-Oxley Act of 2002, the Audit Committee has already acted to approve the re-appointment of the independent auditors and the fixing of their remuneration, as well as the terms of their engagement.

     The Board will present the following resolution at the Meeting:

          "RESOLVED, that the Company's independent auditors, Kost Forer Gabbay & Kasierer, be, and they hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2007 and for such additional period until the next Annual Shareholders' Meeting, such re-appointment having been previously approved by the Audit Committee. The Board be, and it hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee."

     The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the resolution re-appointing Kost are voted in favor of the appointment will be counted toward the achievement of a majority. Ordinary Shares present at the Meeting that are not voted or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the appointment (including broker non-votes) will not be counted toward the proposed resolution's achievement of a majority.

     The Board recommends a vote FOR (i) the approval of the re-appointment of Kost Forer Gabbay & Kasierer as the independent auditors of the Company; and
(ii) the authorization of the Board to fix the remuneration of the auditors in accordance with the volume and nature of their services.

ANNUAL REPORT

     A copy of the Company's Annual Report to Shareholders (including the audited financial statements for the year ended December 31, 2006) is being made available to shareholders through the Company's Web site. The report can be accessed at http://www.jacada.com/investors under "Financial Reports". Alternatively, you may request a printed copy of the Annual Report by calling Jacada's investors Relations department in the U.S at 770-352-1300 or in Israel at +972(9) 952-5900.

     It is important that your proxy be returned promptly by mail. The proxy may be revoked at any time by you before it is exercised. If you attend the Meeting in person, you may withdraw any proxy and vote your own Ordinary Shares. If you want to vote in person at the Meeting shares held in street name, you must request a legal proxy from the broker, bank or other nominee that holds your shares, and must present such legal proxy at the Meeting.


BY ORDER OF THE BOARD OF DIRECTORS,


Yossie Hollander
Chairman of the Board of Directors
Dated: October 25, 2007

                                Explanatory Note
                                ----------------


On or before October 25, 2007, Jacada Ltd. sent its shareholders of record copies of its Notice of Annual General Meeting of Shareholders and Proxy Statement for a meeting to be held on November 29, 2007 in Israel. A copy of Notice of Annual General Meeting of Shareholders and Proxy Statement is attached to this report as Exhibit 1.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        JACADALTD.


                                        By:    /s/ Tzvia Broida
                                               ----------------
                                        Name:  Tzvia Broida
                                        Title: Chief Financial Officer

Dated: October 25, 2007